                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 1)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                         Interstate Hotels Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock (Par Value $ 0.01 Per Share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   46088R108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


         Jonathan L. Mechanic, Esq.                    Richard E. Schatz, Esq.
Fried, Frank, Harris, Shriver & Jacobson      Stearns Weaver Miller Weissler Alhadeff &
            One New York Plaza                             Sitterson, P.A.
            New York, NY 10004                   150 West Flagler Street, Suite 2200
             (212) 859-8000                             Miami, Florida 33130
                                                           (305) 789-3570

                             Jeff W. Dorrill, Esq.
                               Hughes & Luce LLP
                                1717 Main Street
                                   Suite 2800
                                Dallas, TX 75201
                                 (214) 939-5425
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

                                October 20, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    CGLH PARTNERS I LP

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                          7    SOLE VOTING POWER

   NUMBER OF                       1,250,000*

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        0

     EACH                -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
  REPORTING
                                   1,250,000*
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   0

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,778,646**

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.4%***

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    PN

---------- ---------------------------------------------------------------------
* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Notes beneficially owned by the Reporting Person are initially convertible or exercisable. See Item 5

** Represents the aggregate amount beneficially owned by both CGLH Partners I LP and CGLH Partners II LP, which together hold all the securities initially issued pursuant to the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction were not applicable, the securities held by CGLH Partners I LP and CGLH Partners II LP would, initially, be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

*** Represents percent of class outstanding, initially, based on 6,091,802 shares of Class A Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction were not applicable, the securities held by CGLH Partners I LP and CGLH Partners II LP would, initially, be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    CGLH PARTNERS II LP

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                          7    SOLE VOTING POWER

   NUMBER OF                       5,778,646*

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        0

     EACH                -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
  REPORTING
                                   5,778,646*
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   0

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,778,646**

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.4%***

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    PN

---------- ---------------------------------------------------------------------
* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Notes beneficially owned by the Reporting Person are initially convertible or exercisable. See Item 5.

** Represents the aggregate amount beneficially owned by both CGLH Partners I LP and CGLH Partners II LP, which together hold all the securities initially issued pursuant to the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction were not applicable, the securities held by CGLH Partners I LP and CGLH Partners II LP would, initially, be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

*** Represents percent of class outstanding, initially, based on 6,091,802 shares of Class A Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction were not applicable, the securities held by CGLH Partners I LP and CGLH Partners II LP would, initially, be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    LB INTERSTATE GP LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                          7    SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,778,646*

     EACH                -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,778,646*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,778,646*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.4%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------

* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Notes beneficially owned by the Reporting Person are initially convertible or exercisable. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, initially, based on 6,091,802 shares of Class A Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    LB INTERSTATE LP LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                          7    SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,778,646*

     EACH                -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,778,646*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,778,646*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.4%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------
* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Notes beneficially owned by the Reporting Person are initially convertible or exercisable. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, initially, based on 6,091,802 shares of Class A Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    PAMI LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                          7    SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,778,646*

     EACH                -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,778,646*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,778,646*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.4%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------
* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Notes beneficially owned by the Reporting Person are initially convertible or exercisable. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, initially, based on 6,091,802 shares of Class A Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    PROPERTY ASSET MANAGEMENT INC.

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                          7    SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,778,646*

     EACH                -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,778,646*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,778,646*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.4%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    CO

---------- ---------------------------------------------------------------------
* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Notes beneficially owned by the Reporting Person are initially convertible or exercisable. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, initially, based on 6,091,802 shares of Class A Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    LEHMAN ALI INC.

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                          7    SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,778,646*

     EACH                -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,778,646*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,778,646*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.4%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    CO

---------- ---------------------------------------------------------------------
* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Notes beneficially owned by the Reporting Person are initially convertible or exercisable. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, initially, based on 6,091,802 shares of Class A Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    LEHMAN BROTHERS HOLDINGS INC.

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                          7    SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,778,646*

     EACH                -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,778,646*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,778,646*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.4%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    HC/CO

---------- ---------------------------------------------------------------------
* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Notes beneficially owned by the Reporting Person are initially convertible or exercisable. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, initially, based on 6,091,802 shares of Class A Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    MK/CG GP LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                          7    SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,778,646*

     EACH                -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,778,646*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,778,646*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.4%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------
* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Notes beneficially owned by the Reporting Person are initially convertible or exercisable. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, initially, based on 6,091,802 shares of Class A Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    MK/CG LP LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                          7    SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,778,646*

     EACH                -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,778,646*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,778,646*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.4%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------
* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Notes beneficially owned by the Reporting Person are initially convertible or exercisable. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, initially, based on 6,091,802 shares of Class A Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    CG INTERSTATE ASSOCIATES LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                          7    SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,778,646*

     EACH                -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,778,646*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,778,646*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.4%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------
* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Notes beneficially owned by the Reporting Person are initially convertible or exercisable. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, initially, based on 6,091,802 shares of Class A Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    CONTINENTAL GENCOM HOLDINGS, LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                          7    SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,778,646*

     EACH                -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,778,646*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,778,646*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.4%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------
* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Notes beneficially owned by the Reporting Person are initially convertible or exercisable. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, initially, based on 6,091,802 shares of Class A Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    KFP INTERSTATE, LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                          7    SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,778,646*

     EACH                -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,778,646*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,778,646*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.4%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------
* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Notes beneficially owned by the Reporting Person are initially convertible or exercisable. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, initially, based on 6,091,802 shares of Class A Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GROSVENOR, LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS

---------- ---------------------------------------------------------------------
                          7    SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,778,646*

     EACH                -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,778,646*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,778,646*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.4%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------
* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Notes beneficially owned by the Reporting Person are initially convertible or exercisable. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, initially, based on 6,091,802 shares of Class A Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    QUADRANGLE TRUST COMPANY (BVI) LIMITED

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    BRITISH VIRGIN ISLANDS

---------- ---------------------------------------------------------------------
                          7    SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,778,646*

     EACH                -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,778,646*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,778,646*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.4%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------
* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Notes beneficially owned by the Reporting Person are initially convertible or exercisable. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, initially, based on 6,091,802 shares of Class A Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    KFP HOLDINGS, LTD.

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS

---------- ---------------------------------------------------------------------
                          7    SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,778,646*

     EACH                -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,778,646*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,778,646*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.4%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------
* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Notes beneficially owned by the Reporting Person are initially convertible or exercisable. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, initially, based on 6,091,802 shares of Class A Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    SHERWOOD M. WEISER

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    PF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA

---------- ---------------------------------------------------------------------
                          7    SOLE VOTING POWER

   NUMBER OF                       22,757

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,778,646*

     EACH                -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
  REPORTING
                                   22,757
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,778,646*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,801,403*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.6%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    IN

---------- ---------------------------------------------------------------------
* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Notes beneficially owned by the Reporting Person are initially convertible or exercisable together, in the case of line 11, with the shares of Common Stock currently owned by the Reporting Person. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, initially, based on 6,091,802 shares of Class A Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    DONALD E. LEFTON

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    PF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA

---------- ---------------------------------------------------------------------
                          7    SOLE VOTING POWER

   NUMBER OF                       21,505

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,778,646*

     EACH                -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
  REPORTING
                                   21,505
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,778,646*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,800,151*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.6%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    IN

---------- ---------------------------------------------------------------------
* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Notes beneficially owned by the Reporting Person are initially convertible or exercisable together, in the case of line 11, with the shares of Common Stock currently owned by the Reporting Person. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, initially, based on 6,091,802 shares of Class A Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    KARIM ALIBHAI

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    PF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA

---------- ---------------------------------------------------------------------
                          7    SOLE VOTING POWER

   NUMBER OF                       30,000

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,778,646*

     EACH                -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
  REPORTING
                                   30,000
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,778,646*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,808,646*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.6%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    IN

---------- ---------------------------------------------------------------------
* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Notes beneficially owned by the Reporting Person are initially convertible or exercisable together, in the case of line 11, with the shares of Common Stock currently owned by the Reporting Person. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, initially, based on 6,091,802 shares of Class A Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                  Pursuant to Rule 13d-2(a) of Regulation 13D of the general Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amends its Schedule 13D statement the "Original Statement" dated September 10, 2000 relating to the shares of common stock, par value $.01 per share (the "Common Stock") of Interstate Hotels Corporation, a Maryland corporation (the "Company") as set forth herein. Capitalized terms used herein but not defined shall have the meanings set forth in the original statement.

ITEM 2.  IDENTITY AND BACKGROUND.

                  Item 2 is hereby amended and restated as follows:

                  This Schedule 13D is being filed jointly on behalf of the following persons (collectively the "Reporting Persons")1

CGLH Partners I LP, a Delaware limited partnership;
CGLH Partners II LP, a Delaware limited partnership;
LB Interstate GP LLC, a Delaware limited liability company;
LB Interstate LP LLC, a Delaware limited liability company;
PAMI LLC, a Delaware limited liability company;
Property Asset Management Inc., a Delaware corporation;
Lehman ALI Inc., a Delaware corporation;
Lehman Brothers Holdings Inc., a Delaware corporation;
MK/CG GP LLC, a Delaware limited liability company;
MK/CG LP LLC, a Delaware limited liability company;
CG Interstate Associates LLC, a Delaware limited liability company;
Continental Gencom Holdings, LLC, a Delaware limited liability company;
KFP Interstate, LLC, a Delaware limited liability company;
Grosvenor, LLC, a Texas limited liability company;
Quadrangle Trust Company (BVI) Limited, a British Virgin Islands corporation, as Trustee of The Sutherland Trust;
KFP Holdings, Ltd., a Texas limited partnership;
Sherwood M. Weiser, an individual, and a citizen of the United States of
  America;
Donald E. Lefton, an individual, and a citizen of the United States of America; Karim Alibhai, an individual, and a citizen of the United States of America;

                  CGLH Partners I LP and CGLH Partners II LP are collectively referred to as the "CGLH Partnerships". The CGLH Partnerships make investments for long term appreciation. LB Interstate GP LLC and MK/CG GP LLC are both General Partners of each of the CGLH Partnerships and together make all of the investment decisions on behalf of the CGLH Partnerships. LB Interstate LP LLC and MK/CG LP LLC are both Limited Partners of each of the CGLH Partnerships.


--------
1 Neither the present filing nor anything contained herein will be construed as an admission that any Reporting Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

                  MK/CG GP LLC and MK/CG LP LLC each make investments for long term appreciation. MK/CG GP LLC and MK/CG LP LLC are each owned 66.67% by CG Interstate Associates LLC and 33.33% by KFP Interstate, LLC, which together make all of the investment decisions on behalf of each of MK/CG GP LLC and MK/CG LP LLC. The business address of each of MK/CG GP LLC and MK/CG LP LLC is 3250 Mary Street, Suite 500, Miami, Florida 33133.

                  CG Interstate Associates LLC makes investments for long term appreciation. CG Interstate Associates LLC participates in investment decisions made on behalf of MK/CG GP LLC and MK/CG LP LLC as a Managing Member of those entities. CG Interstate Associates LLC is a wholly owned subsidiary of Continental Gencom Holdings, LLC, which makes all investment decisions on its behalf as its Managing Member.

                  Continental Gencom Holdings, LLC makes investments for long term appreciation. It is owned 30% by Sherwood M. Weiser, 30% by Donald E. Lefton, and 40% by Karim Alibhai, who are each a Managing Member of Continental Gencom Holdings, LLC, and who together make all of its investment decisions.

                  CG Interstate Associates LLC, Continental Gencom Holdings, LLC, Sherwood M. Weiser, Donald E. Lefton, and Karim Alibhai are collectively referred to herein as the "CG Investors". The business address of each of the CG Investors is 3250 Mary Street, Suite 500, Miami, Florida 33133.

                  KFP Interstate, LLC makes investments for long term appreciation. KFP Interstate, LLC participates in investment decisions made on behalf of MK/CG GP LLC and MK/CG LP LLC. KFP Interstate, LLC is a wholly owned subsidiary of KFP Holdings, Ltd.

                  KFP Holdings Ltd. makes investments for long term appreciation. It is owned 1% by Grosvenor, LLC and 33% by each of Jaffer Khimji Grantor Trust, St. Giles Trust and Mahmood Khimji. Grosvenor, LLC is its General Partner and makes all investment decisions on its behalf.

                  Grosvenor, LLC is wholly owned by Quadrangle Trust Company
(BVI) Limited as sole Trustee of The Sutherland Trust, a discretionary trust which makes investments for long term appreciation. Quadrangle Trust Company
(BVI) Limited is a company regulated and licensed by the British Virgin Islands government that provides trustee services. Its principal place of business is PO Box 438, Tropic Isle Building, Wickshams Cay 1, Roadtown, Tortola, British Virgin Islands.

                  KFP Interstate, LLC, KFP Holdings, Ltd., Grosvenor, LLC, and Quadrangle Trust Company (BVI) Limited are collectively referred to herein as the "KFP Investors".

                  LB Interstate GP LLC and LB Interstate LP LLC each make investments for long term appreciation. Each is wholly owned by PAMI LLC, which makes all investment decisions on its behalf.

                  PAMI LLC makes investments for long term appreciation. It is wholly owned by Property Asset Management Inc., which makes all investment decisions on its behalf.

                  Property Asset Management Inc. makes investments for long term appreciation. It is 99.75% owned by Lehman ALI Inc., which makes all investment decisions on its behalf.

                  Lehman ALI Inc. makes investments for long term appreciation. It is wholly owned by Lehman Brothers Holdings Inc., which makes all investment decisions on its behalf.

                  Lehman Brothers Holdings Inc., through its domestic and foreign subsidiaries, is a full line securities firm.

                  LB Interstate GP LLC, LB Interstate LP LLC, PAMI LLC, Property Asset Management Inc., Lehman ALI Inc. and Lehman Brothers Holdings Inc. are collectively referred to herein as the "Lehman Investors".

                  The business address of, and the name, business address, present principal occupation or employment and citizenship of each executive officer and director or limited partner of Reporting Persons Property Asset Management Inc., Lehman ALI Inc., Lehman Brothers Holding Inc., KFP Holdings Inc. and Quadrangle Trust Company (BVI) Limited are set forth in Schedules A through E hereto which are incorporated herein by reference.

                  During the last five years, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, the persons listed on Schedules A through E hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws, with the potential exceptions described in the next paragraph.

                  Lehman Brothers Inc., an affiliate of the Lehman Investors, has been involved in a number of civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Each of these proceedings was settled by Lehman Brothers Inc. consenting to the entry of an order without admitting or denying the allegations in the complaint. All of such proceedings are reported and summarized in the Schedule D to Lehman Brothers Inc.'s Form BD filed with the Securities and Exchange Commission, which descriptions are hereby incorporated by reference.

                  The Reporting Persons have entered into a Joint Filing Agreement, dated as of November 6, 2000, a copy of which is attached hereto as
Exhibit 1. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Exchange Act.

                  Schedule E, in the form attached hereto, is hereby added to this statement.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is hereby amended and restated as follows:

                  The CGLH Partnerships required $30,000,000 to purchase securities pursuant to the Securities Purchase Agreement, as described in Item
4. Such securities were purchased by the CGLH Partnerships only. These funds were obtained from capital contributions by their partners, who in turn obtained such funds from their available funds as working capital or capital contributions by their direct or indirect owners, funded from their available funds.

                  None of the individuals listed on Schedules A through E hereto has contributed any funds or other consideration towards the purchase of the Preferred Stock and Notes (as defined in Item 4) except insofar as they may have partnership interests in any of the Reporting Persons and have made capital contributions to any of the Reporting Persons, as the case may be.

ITEM 4.           PURPOSE OF TRANSACTION.

Consummation of Transactions

                  The purchase of the Notes and the Preferred Stock, each as contemplated by the Securities Purchase Agreement, and the execution of the other documentation at the Closing as contemplated by the Securities Purchase Agreement, all as described in Items 4 and 6 of the Original Statement, occurred on October 20, 2000.

ITEM 5.         INTERESTS IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated as follows:

                  (a) The information contained in Items 11 and 13 of each of the cover pages to this Schedule 13D are incorporated herein by reference.

                  Based on the information disclosed by the Company in the Securities Purchase Agreement, as of August 31, 2000, there were 6,091,802 shares of Common Stock issued and outstanding.

                  Pursuant to the Securities Purchase Agreement, at the closing, the GCLH Partnerships acquired securities which are initially convertible into shares of Common Stock at a conversion price of $4.00 per share. The terms of the Notes and the Preferred Stock prohibit any single holder from converting such securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. Accordingly, as at the closing, the CGLH Partnerships do not have the right to convert the Notes and the Preferred Stock into more than 5,778,646 shares of Common Stock. Absent this restriction, the Notes and Preferred Stock would be initially convertible into an aggregate of 7,500,000 shares of Common Stock, representing approximately 55.2% of the outstanding shares of Common Stock after giving effect to the conversion. In addition, if all or part of the Notes and Preferred Stock are transferred to unaffiliated persons so that no single person and its affiliates would, upon conversion, own more than 49%, then 7,500,000 shares of Common Stock would be issuable upon conversion of the Notes and the Preferred Stock.

                  The Lehman Investors disclaim beneficial ownership of the shares of Common Stock beneficially owned by the CGLH Partnerships to the extent of the interests in the CGLH

Partnerships held by persons other than the Lehman Investors. Lehman Brothers Inc., a wholly owned broker-dealer subsidiary of Lehman Brothers Holdings Inc., and other affiliates acting in the ordinary course of business as broker dealers, may have purchased and sold shares of Common Stock on behalf of their customers.

                  The CG Investors disclaim beneficial ownership of the shares of Common Stock beneficially owned by the CGLH Partnerships to the extent of the interests in the CGLH Partnerships held by persons other than the CG Investors.

                  The KFP Investors disclaim beneficial ownership of the shares of Common Stock beneficially owned by the CGLH Partnerships to the extent of the interests in the CGLH Partnerships held by persons other than the KFP Investors.

                  None of the Reporting Persons or, to the knowledge of the Reporting Persons, the persons listed on Schedules A to E hereto beneficially owns any shares of Common Stock other than as set forth herein.

                  (b) The information contained in Items 7, 8, 9 and 10 of each of the cover pages to this Schedule 13D are incorporated herein by reference. With respect to the Lehman Investors, neither the Lehman Investors nor to the best knowledge of the Lehman Investors any of the persons listed in Schedules A through C hereto know of any other person who has the right to receive or the power to direct the receipt of, any shares of Common Stock beneficially owned by the Lehman Investors, other than customers of Lehman Brothers over whose shares Lehman Brothers may have investment discretion.

                  (c) Except as described in Item 4 of this Schedule 13D, no transactions in the shares of Common Stock were effected by the Reporting Persons, or, to their knowledge, any of the persons listed on Schedules A through E hereto, during the past sixty days.

                  (d) and (e)       Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Consummation of Transactions

                  The purchase of the Notes and the Preferred Stock, each as contemplated by the Securities Purchase Agreement, and the execution of the other documentation at the Closing as contemplated by the Securities Purchase Agreement, all as described in Items 4 and 6 of the Original Statement, occurred on October 20, 2000.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1         Joint Filing Agreement

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 3, 2000


                                            CGLH Partners I LP


                                            By: /s/ Joseph J. Flannery
                                               --------------------------------
                                               Name: Joseph J. Flannery
                                               Title: Authorized Signatory



                                            CGLH Partners II LP


                                            By: /s/ Joseph J. Flannery
                                               --------------------------------
                                               Name: Joseph J. Flannery
                                               Title: Authorized Signatory



                                            LB Interstate GP LLC


                                            By: /s/ Joseph J. Flannery
                                               --------------------------------
                                               Name: Joseph J. Flannery
                                               Title: Authorized Signatory



                                            LB Interstate LP LLC


                                            By: /s/ Joseph J. Flannery
                                               --------------------------------
                                               Name: Joseph J. Flannery
                                               Title: Authorized Signatory

                                            PAMI LLC


                                            By: /s/ Joseph J. Flannery
                                               --------------------------------
                                               Name: Joseph J. Flannery
                                               Title: Authorized Signatory



                                            Property Asset Management Inc.


                                            By: /s/ Joseph J. Flannery
                                               --------------------------------
                                               Name: Joseph J. Flannery
                                               Title: Authorized Signatory



                                            Lehman ALI Inc.



                                            By: /s/ Joseph J. Flannery
                                               --------------------------------
                                               Name: Joseph J. Flannery
                                               Title: Authorized Signatory



                                            Lehman Brothers Holdings Inc.


                                            By: /s/ Yon Cho
                                               --------------------------------
                                               Name: Yon Cho
                                               Title: Authorized Signatory



                                            MK/CG GP LLC


                                            By: /s/ Sherwood M. Weiser
                                               --------------------------------
                                               Name: Sherwood M. Weiser
                                               Title: Authorized Signatory

                                      MK/CG LP LLC


                                      By: /s/ Sherwood M. Weiser
                                         --------------------------------
                                         Name: Sherwood M. Weiser
                                         Title: Authorized Signatory



                                      CG Interstate Associates LLC


                                      By: /s/ Sherwood M. Weiser
                                         --------------------------------
                                         Name: Sherwood M. Weiser
                                         Title: Authorized Signatory



                                      Continental Gencom Holdings, LLC


                                      By: /s/ Sherwood M. Weiser
                                         --------------------------------
                                         Name: Sherwood M. Weiser
                                         Title: Authorized Signatory



                                      KFP Interstate, LLC


                                      By: /s/ Mahmood Khimji
                                         --------------------------------
                                         Name: Mahmood Khimji
                                         Title: Authorized Signatory



                                      Grosvenor, LLC

                                      By: /s/ Mahmood Khimji
                                         --------------------------------
                                         Name: Mahmood Khimji
                                         Title: Authorized Signatory



                                      Quadrangle Trust Company (BVI) Limited
                                        as trustee of The Sutherland Trust

                                      By: /s/ Judy Hylton
                                         --------------------------------
                                         Name: Judy Hylton
                                         Title: Director

                                            KFP Holdings, Ltd.


                                            By: /s/ MAHMOOD KHIMJI
                                               --------------------------------
                                               Name: Mahmood Khimji
                                               Title: Authorized Signature




                                            Sherwood M. Weiser

                                            /s/ Sherwood M. Weiser
                                            -----------------------------------



                                            Donald E. Lefton

                                            /s/ Donald E. Lefton
                                            -----------------------------------



                                            Karim Alibhai

                                            /s/ Karim Alibhai
                                            -----------------------------------

                                                                      SCHEDULE E

                        Executive Officers and Directors
                                       of
                     Quadrangle Trust Company (BVI) Limited


                  The names and principal occupations of the directors and executive officers of Quadrangle Trust Company (BVI) Limited are as set forth below.



          Name                               Present Principal Occupation
          ----                               ----------------------------

Directors:

Susan Demers (a United States citizen)       Attorney at Law
                                             Insinger Trust (BVI) Limited
                                             PO Box 438,
                                             Tropic Isle Building,
                                             Wicksham Cay 1,
                                             Roadtown, Tortola,
                                             British Virgin Islands

Grant Brown (a New Zealand citizen)          Chartered Accountant
                                             Insinger Trust (BVI) Limited
                                             PO Box 438,
                                             Tropic Isle Building,
                                             Wicksham Cay 1,
                                             Roadtown, Tortola,
                                             British Virgin Islands

Judy Hylton (a Jamaican citizen)             Attorney at Law
                                             Insinger Trust (BVI) Limited
                                             PO Box 438,
                                             Tropic Isle Building,
                                             Wicksham Cay 1,
                                             Roadtown, Tortola,
                                             British Virgin Islands

Raymond Page (a United Kingdom citizen)      Chartered Accountant
                                             Insinger Trust (BVI) Limited
                                             PO Box 237,
                                             St. Peter Port,
                                             Gurnsey,
                                             Channel Islands

                                    EXHIBITS

Exhibit 1           Joint Filing Agreement

                       EXHIBIT 1 - JOINT FILING AGREEMENT

                             Joint Filing Agreement

         The undersigned hereby agree that the Amendment No. 1 to the Statement on Schedule 13D filed herewith (and any subsequent amendments thereto), relating to the common stock, par value $0.01 per share, of Interstate Hotels Corporation., is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: November 6, 2000

                                            CGLH Partners I LP


                                            By: /s/ JOSEPH J. FLANNERY
                                                -------------------------------
                                                Name: Joseph J. Flannery
                                                Title: Authorized Signatory



                                            CGLH Partners II LP


                                            By: /s/ JOSEPH J. FLANNERY
                                                -------------------------------
                                                Name: Joseph J. Flannery
                                                Title: Authorized Signatory



                                            LB Interstate GP LLC


                                            By: /s/ JOSEPH J. FLANNERY
                                                -------------------------------
                                                Name: Joseph J. Flannery
                                                Title: Authorized Signatory



                                            LB Interstate LP LLC


                                            By: /s/ JOSEPH J. FLANNERY
                                                -------------------------------
                                                Name: Joseph J. Flannery
                                                Title: Authorized Signatory



                                            PAMI LLC


                                            By: /s/ JOSEPH J. FLANNERY
                                                -------------------------------
                                                Name: Joseph J. Flannery
                                                Title: Authorized Signatory

                                            Property Asset Management Inc.


                                            By: /s/ JOSEPH J. FLANNERY
                                                -------------------------------
                                                Name: Joseph J. Flannery
                                                Title: Authorized Signatory



                                            Lehman ALI Inc.


                                            By: /s/ JOSEPH J. FLANNERY
                                                -------------------------------
                                                Name: Joseph J. Flannery
                                                Title: Authorized Signatory



                                            Lehman Brothers Holdings Inc.


                                            By: /s/ YON CHO
                                                -------------------------------
                                                Name: Yon Cho
                                                Title: Authorized Signatory



                                            MK/CG GP LLC


                                            By: /s/ SHERWOOD M. WEISER
                                                -------------------------------
                                                Name: Sherwood M. Weiser
                                                Title: Authorized Signatory



                                            MK/CG LP LLC


                                            By: /s/ SHERWOOD M. WEISER
                                                -------------------------------
                                                Name: Sherwood M. Weiser
                                                Title: Authorized Signatory

                                        CG Interstate Associates LLC

                                        By: /s/ SHERWOOD M. WEISER
                                            -------------------------------
                                            Name: Sherwood M. Weiser
                                            Title: Authorized Signatory



                                        Continental Gencom Holdings, LLC


                                        By: /s/ SHERWOOD M. WEISER
                                            -------------------------------
                                            Name: Sherwood M. Weiser
                                            Title: Authorized Signatory



                                        KFP Interstate, LLC


                                        By: /s/ MAHMOOD KHIMJI
                                           --------------------------------
                                           Name: Mahmood Khimji
                                           Title: Authorized Signature



                                        Grosvenor, LLC


                                        By: /s/ MAHMOOD KHIMJI
                                           --------------------------------
                                           Name: Mahmood Khimji
                                           Title: Authorized Signature



                                        Quadrangle Trust Company (BVI) Limited
                                          as trustee of The Sutherland Trust

                                        By: /s/ JUDY HYLTON
                                           --------------------------------
                                           Name: Judy Hylton
                                           Title: Director



                                        KFP Holdings, Ltd.


                                        By: /s/ MAHMOOD KHIMJI
                                           --------------------------------
                                           Name: Mahmood Khimji
                                           Title: Authorized Signature

                                            Sherwood M. Weiser

                                            /s/ SHERWOOD M. WEISER
                                            ---------------------------------

                                            Donald E. Lefton

                                            /s/ DONALD E. LEFTON
                                            -----------------------------------

                                            Karim Alibhai

                                            /s/ KARIM ALIBHAI
                                            -----------------------------------